Norbert Health, Inc.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2023, 2022

(Unaudited)

Norbert Health, Inc.
Balance Sheets

	As of December 31	
	2023	*2022*
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	215,256	1,441,184
Prepaid expenses	15,173	27,602
Other current assets	142,401	11,041
TOTAL CURRENT ASSETS	372,830	1,479,827
NON CURRENT ASSETS		
Security deposit	30,200	10,200
Investments	1,718,866	1,182,531
TOTAL NON CURRENT ASSETS	1,749,066	1,192,731
TOTAL ASSETS	**2,121,896**	**2,672,558**

	As of December 31	
	2023	*2022*
LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts payable	105,922	28,427
Accounts payable - Related party	267,139	-
Accrual expenses	3,000	22,688
Payroll liabilities	32,278	18,178
Other current liabilities	13,598	596
TOTAL CURRENT LIABILITIES	**421,938**	**69,890**
NON CURRENT LIABILITIES		
Loan	222,648	629,233
Convertible notes	5,218,211	2,060,132
TOTAL LONG TERM LIABILITIES	**5,440,859**	**2,689,365**
SHAREHOLDERS' EQUITY		
Additionnal paid in capital	8,130,552	8,084,061
Common stock	384	384
Retained earnings	(11,871,837)	(8,171,142)
TOTAL EQUITY	**(3,740,901)**	**(86,697)**
TOTAL LIABILITIES AND EQUITY	**2,121,896**	**2,672,558**

Norbert Health, Inc.
Statement of Operations

	2023	2022
Operating income	-	-
Cost of good sold	-	-
Gross Profit	-	-
Operating Expenses (Appendix 1)	**3,708,859**	**3,330,857**
Other income	8,163	250
Total other Income / (Expense)	**8,163**	**250**
Net Income	**3,700,696**	**3,330,606**

Norbert Health, Inc.

Consolidated Statement of Equity

	Common Stock	Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, December 31, 2022	384	8,084,061	(8,171,142)	**(86,697)**
Contributions		46,492		**46,492**
Net income (loss)			(3,700,696)	**(3,700,696)**
ENDING BALANCE, December 31, 2023	**384**	**8,130,552**	**(11,871,837)**	**(3,740,901)**

Norbert Health, Inc.
Statement of Cash Flows

	As of December 31	
	2023	**2022**
Net Income	**(3,700,696)**	**(3,330,606)**
OPERATING ACTIVITIES		
Inventory	-	327,667
Prepaid expenses	12,429	(12,666)
Aged payables - advances	(132,388)	3,102
Accounts payable	77,495	4,433
Accounts payable - Related party	267,139	35,660
Foreign loss	-	(12,614)
Credit card	11,791	217
Accrual expenses	(19,688)	4,759
Payroll liabilities	14,101	6,047
Other taxes	1,028	(5,804)
Deferred revenue	1,210	-
Loan	(406,585)	(359,932)
Net cash provided by operating activities	**(3,874,163)**	**(3,339,738)**
INVESTING ACTIVITIES		
Security deposit	(20,000)	2,000
Shares of the subsidiary	(536,335)	(10)
Shareholders - Interests due	-	4,708
Convertible notes	3,158,079	2,060,132
Net cash provided by investing activities	**2,601,744**	**2,066,830**
FINANCING ACTIVITIES		
Additionnal paid in capital	46,492	54,294
Net cash provided by financing activities	**46,492**	**54,294**
Net cash increase (decrease) for period	(1,225,928)	(1,218,614)
Cash at beginning of period	1,441,184	2,659,797
Cash at end of period	**215,256**	**1,441,184**

Norbert Health, Inc.
Appendix 1

	As of December 31	
	2023	**2022**
Licence Norbert Health France	971,852	643,977
RD services - RD	591,571	260,821
Salaries and Wages - G&A	375,965	307,065
Salaries and Wages - R&D	301,488	437,810
FDA Regulatory	167,046	113,150
Legal fees	140,239	103,947
Subscriptions	138,119	94,416
Compliance Testing	104,172	59,750
Salaries and Wages - SME	81,167	45,758
Medical Consulting SME	65,202	55,333
Healthcare - G&A	62,697	26,832
Unrealized gain/loss	55,250	-
Interests on loan	54,755	101,409
Accounting fees	54,540	42,641
Travel expenses	52,206	64,982
Lodging expenses	45,594	35,330
Rent	38,156	41,584
Strategic advisory fees	36,992	54,294
Healthcare - R&D	35,309	39,702
Equipment expenses	33,925	45,556
Payroll taxes - G&A	27,746	20,750
Shipping	27,354	5,326
Payroll taxes - R&D	24,930	33,593
Communication & Brand - SME	21,797	-
Commissions	18,026	-
Trinet fees	17,933	15,032
Office supplies	17,865	36,919
Meals ad Entertainment G&A	17,465	21,306
PTO provision - G&A	17,291	7,397
Insurance Liability	15,678	9,853
Advertising - SME	14,864	-
Professional Fees - G&A	13,946	14,098
Unrealized Currency Gains	11,798	-
Event conference show - SME	10,110	-
Other expenses (658000)	9,672	(311)
Payroll taxes - SME	7,695	4,565
Healthcare - SME	3,737	155

Income Taxes State	3,128	2,408
Professional Fees - RD	2,808	19,769
Other taxes	2,450	3,420
Event conference show - G&A	2,428	2,049
Communication & Brand - G&A	2,114	78,087
Realized Currency Gains	2,091	(28,317)
Other payroll taxes - G&A	1,868	197
Brevet fees	1,860	52,203
Raw material purchases - RD	1,707	-
Meals ad Entrertainment RD	1,630	-
Bank fees - G&A	1,598	694
Postage fees	1,107	403
Advertising - G&A	1,097	32,472
Phone expenses	672	936
Raw material purchases - G&A	570	-
Equipment expenses - RD	543	326,920
HR recruitment fees	329	52,156
Loss on exchange rate	327	-
Raw material purchases - COGS	307	33,501
Healthcare	302	-
Other payroll taxes - SME	164	340
Office supplies - RD	100	-
Other payroll taxes - R&D	(297)	487
PTO provision - SME	(308)	4,438
PTO provision - R&D	(3,885)	1,323
Bonuses	-	3,000
Gifts	-	1,313
Interest penalties	-	19
Total Operating Expenses	**3,708,859**	**3,330,857**